                                                                   EXHIBIT 11.1

                               USWEB CORPORATION
                       CALCULATION OF NET LOSS PER SHARE

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
                                          HISTORICAL (1)       PRO FORMA (2)
                                         ------------------  ------------------
                                            YEAR ENDED          YEAR ENDED
                                           DECEMBER 31,        DECEMBER 31,
                                         ------------------  ------------------
                                           1997      1996      1997      1996
                                         --------  --------  --------  --------
Net loss...............................  $(58,336) $(13,808) $(57,210) $(57,069)
                                         --------  --------  --------  --------
Weighted average common shares out-
 standing..............................    11,547     5,620    15,229    11,503
Add: Common shares probable of issuance
 at the end of contingency periods
 based upon earn-out criteria..........       162       --        376       258
Shares deemed outstanding under stock
 bonus arrangements for employees of
 acquired companies....................       484       --      4,007     1,450
                                         --------  --------  --------  --------
Total weighted average common shares
 outstanding...........................    12,193     5,620    19,612    13,211
                                         ========  ========  ========  ========
Basic and diluted net loss per share...  $  (4.78) $  (2.46) $  (2.92) $  (4.32)
                                         ========  ========  ========  ========
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(1) The Company computes net loss per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The weighted average shares outstanding excludes acquisition shares held in escrow that are not probable of issuance and includes shares which, based upon currently available information, are probable of issuance at the end of the contingency periods. The computation of Diluted net loss per share excludes Mandatorily Redeemable Convertible Preferred Stock prior to its conversion date and outstanding stock options and warrants as their effect is antidilutive. Common shares deemed outstanding under stock bonus arrangements for employees of acquired companies is computed for each period by dividing cumulative deferred compensation expense recognized in the statement of operations by the weighted average price of the Company's Common Stock during the period.
(2) Pro forma net loss per share is computed on the basis described in (1) above and giving effect to amortization of deferred compensation expense related to acquired companies as if acquired on January 1, 1996 (or date of inception, if later).